SNAKE OIL SONG

2020 Report

Dear investors,

Hello dear Snake Oil Song investors. Obviously, 2020 was a strange and difficult year for many, including us in the process of crowdfunding an independent film for production in the Colombian Amazon. The fact that we were able to continue to crowdfund, attract investors and talented crew members is a testament to the project's viability and has continued to give us faith in the merits of the story and the process of bringing this project to audiences worldwide.

We need your help!

Making a movie requires a lot of patience and diligence. We appreciate patience from investors on production updates. We are very excited to share with all the investors in the process and the exclusive content here. As we begin major pre-production here in Colombia, more of all of is coming imminently! Once we post these updates, we'd love to hear from you about how you are receiving the updates so we can all stay in touch!

Sincerely,

Micah Van Hove

Director/Producer

Our Mission

We want our film to make a lasting mark on audiences and be screening in theaters and homes for years to come

See our full profile

How did we do this year?

Report Card

A+

The Good

We were able to move the fund the film for pre-production and production.

We were able to bring on 140 investors from all around the world.

The filmmaking team has expanded and we've attracted top-notch local talent and crew in Colombia.

The Bad

We didn't raise 300k on WeFunder that we initially were aiming for.

Covid provided new challenges to crowdfunding in 2020.

Covid provided new challenges for filmmakers in 2020.

2020 At a Glance

January 1 to December 31

$0 Revenue	**-$2,499** Net Loss	**$1,021** [70%] Short Term Debt
$157,900 Raised in 2020	**$221** Cash on Hand	

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are making the 90 minute movie titled 'Snake Oil Song' about a gold courier in the Amazon jungle that spends his days hunting the anaconda that killed his dog. Our executive production team at Vanishing Angle has produced award-winning features, TV series and shorts. Spirit Ape has produced 4 feature films and a number of shorts. Inverted Taco has produced an award-winning TV pilot and several short films.

We want our film to make a lasting mark on audiences and be screening in theaters and homes for years to come

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Snake Oil Song, LLC was incorporated in the State of California in August 2019.

Since then, we have:

- From the #1 short film out of Werner Herzog's 2018 program in Peru and developed in Jim Cummings' inaugural Short to Feature Lab.

- Our Executive Producers made $400,000 in the first year alone with their industry-shaking 2018 film Thunder Road (Sundance SXSW, Cannes).
- We are an international team of award-winning filmmakers from the US, Canada, Spain and Colombia.
- Witness a breakout performance from the newly-discovered talent of Guillermo Subauste.
- Be a part of Vanishing Angle's new wave of adventurous and thoughtful American independent film.
- Take part in unlocking the potential of the next wave of independent film financing through WeFunder.

Historical Results of Operations

Our company was organized in August 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was % in fiscal year 2020, compared to % in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $1,021.02, including $221.02 in cash. As of December 31, 2019, the Company had $3,405 in total assets, including $990 in cash.
- *Net Loss.* The Company has had net losses of $2,498.98 and net losses of $3,518.36 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $1,021.02 for the fiscal year ended December 31, 2020 and $3,405 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,021 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Snake Oil Song, LLC cash in hand is $221.02, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 24 months.

We show that there are no material changes to report since the financial review has been completed.

Our expenses have halted until we begin production on our film, which we expect to happen in June, 2021. We predict it will costs approximately $250,000 to produce the film. If we fail to raise the minimum needed to produce the film, we will retool the film's production to be producible at a lower budget, or explore alternative versions of the project that are immediately producible.

We plan on finishing production by September and post-production by December 2021, at which point we hope to generate revenues. Our goal (which cannot be guaranteed) is to generate $500,000 after two years of being released. Other sources of capital include personal contacts interested in supporting the film and / or buying the film for distribution upon completion.

No we do not, as of December 31st, 2020 at this time have any other sources of capital on which to rely.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -245%** **Earnings per Share: -$49.00** **Revenue per Employee: $0**

Cash to Assets: 22% **Revenue to Receivables: ~** **Debt Ratio: 100%**

SoS_2020_Financials.pdf

We ❤ Our 130 Investors

Thank You For Believing In Us

Paul Major
Ford Fischer
Dysan Aufar
Pamela Livingston
Adam Linkenhelt
Charlotte Linden Ercoli ...
Tarah Pollock
Cesar Villezcas
Peter Adams
John Morse
Dewi Tan
Gerald S Robb Jr
Stan Pawlik
Stacey Toth
Adam Patterson
Katherine Keen
Kazdyn Nicholson
Anna Reeser
Natalie Mering

Nick Toti
Patrick O'Brien Boling
Alex Rudolph
Guillermo Parra
Ryan Reece
Oakley Anderson-Moore
Shereen Lani Younes
Dwight & Sharon Austin
Rain Perry
Bruno Colomer
Jason Orthwein
Amanda McBroom
James Lomas
Alex Ramirez-Mallis
Grant Syverson
Brennan Henderson
Tucker Clement
Ferry Tanu
William Johnson, IV

Edan and Mel .
Maeve McGrath
Anna Baumgarten
Linda Jeanne Boutz Cal...
Lindiwe Mueller-Western...
Enrique R.
Nick Deverian
John David Van Hove & ...
Catherine Butler
Rajash G Bhakta
Thomas Waltcher
Julius R Carver
Gabe Castanon
Jennifer Faust
Mark Jurica
Derek Opperman
Emma Rivas
Elizabeth Peterson
Theodore Bouloukos

Hallie Anderson
Pranav Bhasin
Cindy Convery
Christopher Keys
Summer Galante
Andrew Bushnell
Benjamin Wiessner
Rachel Herring
Alexis Spencer
Nicholas Bateman
Miguel Faus
Nicolette Sirico
Tj O Grady Peyton
Patricia Santana
Luke Strong
Lucy Bellwood
Catherine Ambush
Matt Henriksen
Caleb Peyman

Erin O'Brien
Adrian Barber
Tony Oswald
Mari Walker
Matthew Topham
Patricia Hughes
Derrik Oates
Scott Campbell
Mark Hallman
Marine Aquaronne
Nicco Quinones
Ross Muirhead
Patty Waltcher
Mark Thomas
Merry Webster
Jehf Jones
Loyola Escamilo
Kaija Matiss

Ken Kumerle
Gerry Hudak
Tucker Clement
Rain Perry
Steven Moreno
Shawn Gauvain
Brian Hooper
Eric L Hansen
Brandon Colvin
M.J. Johnson
Theresa Page
Ashok Ramanjanappa
Darren Connell
Jared Watmuff
Kelly Wilkins
Jackson Dobies
Javier Gordillo
John Hanlon

Josh Beck
Harshad Joshi
John Charter
Thomas Snider
Liz Subauste
Randolph Wright
Morris Gelman
T.J. Misny
John McMahan
Ryan Koo
Jesse Mendelsohn
Ryan Hartley
Debra Smale
Tatiana Gallo
Valerie Torres
Patricia Becker
Johnny Wactor
Jake Deverian

Thank You!

From the Snake Oil Song Team



Micah Van Hove

Director/Producer







